

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 11, 2009

Via Mail and Fax

M. David Kornblatt
Senior Vice President Finance, Chief Financial Officer and Treasurer
Triumph Group, Inc.
1550 Liberty Ridge Drive
Suite 100
Wayne, PA 19087

> **RE: Triumph Group, Inc.**
> **File Number: 001-12235**
> **Form 8-K Furnished August 3, 2009**

Dear Mr. Kornblatt:

We have reviewed your correspondence dated July 31, 2009, and have the following comment. We believe you should revise future filings in response to our comment. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 8-K Furnished August 3, 2009
Exhibit 99.1

1. Refer to your response to prior comment number 1 and the earnings release contained in the referenced Form 8-K. If you intend "EBITDA" to be a non-GAAP measure of liquidity, we expect your reasoning of the usefulness to investors to be solely in this context. In this regard, all references to "results," "operations," "operating performance," "profitability," "net income" and similar terms do not appear to be related to such a use and should be removed. In connection with this, we cannot concur with your statement that "EBITDA is a generally recognized standard for reporting operating performance." Also, references to comparisons to other companies do not provide substantive reasons specific to your circumstances in regard to the usefulness of the measure to your investors and should not be made. Additionally, your disclosure should address why you believe it is useful to investors to disregard working capital items and payments for interest and taxes, all of which affect liquidity but are eliminated by "EBITDA." Further, we note in your disclosure

that "EBITDA" is used to measure compliance with covenants in your credit facility. In this regard, please disclose how the computation of "EBITDA" presented in your earnings releases relates to that computed for covenant compliance purposes (i.e., whether the computations are exactly alike or differ) and provide disclosure of the actual corresponding covenant requirements for the applicable periods presented. If the computations of "EBITDA" differ, explain the significant differences and how the computation in your earnings releases is representative of compliance with your credit facility covenants. Please provide us with a copy of your intended revised disclosure.

You may contact Doug Jones at 202-551-3309 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief